SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NeuroBo Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64132R107

(CUSIP Number)

Dong-A ST Co., Ltd.

64 Cheonho-daero,

Dongdaemun-gu, Seoul, Korea

Attn.: Hyung Heon Kim

Telephone: 82-2-920-8111

Copies to:

Matthew Berger

Michael Brandt

Willkie Farr & Gallagher LLP

1801 Page Mill Road

Palo Alto, California 94304

Telephone: (650) 887-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64132R107	Page 2 of 9 Pages

1.	Names of Reporting Persons (S.S. or I.R.S. Identification No. of Above Person) Dong-A ST Co., Ltd.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 2,880,612
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,880,612
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,880,612
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 13.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 64132R107	Page 3 of 9 Pages

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share (“Common Stock”), of NeuroBo Pharmaceuticals, Inc. (the “Issuer”). The address of the Issuer’s principal executive office is 177 Huntington Avenue, Suite 1700, Boston, Massachusetts 02115.

Item 2.	Identity and Background.

(a)           This Schedule 13D is being filed by the following person (the “Reporting Person”):

(i)           Dong-A ST Co., Ltd., a corporation organized under the laws of the Republic of Korea.

Schedule I to this Schedule 13D, with respect to the Reporting Person, sets forth a list of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of the Reporting Person.

(b)           The address of the principal business office of the Reporting Person is 64, Cheonho-daero, Dongdaemun-gu, Seoul, Republic of Korea. Schedule I sets forth the principal business address of each Scheduled Person.

(c)           The Reporting Person is in the business of the development and commercialization of pharmaceutical products. Schedule I sets forth the principal occupation or employment of each Scheduled Person.

(d)           The Reporting Person was convicted on August 2017 by Busan Dongbu District Prosecutors' Office of providing rebates to healthcare professionals in exchange for the promotion of sales of certain pharmaceutical products, in violation of the Korean Pharmaceutical Affairs Act. The Reporting Person has not otherwise been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

During the last five years, the Scheduled Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, neither the Reporting Person nor the Schedules Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a South Korean corporation. Schedule I sets forth the citizenships of each of the Scheduled Persons.

CUSIP NO. 64132R107	Page 4 of 9 Pages

Item 3.	Source and Amount of Funds and Other Consideration.

On January 2018, NeuroBo Pharmaceuticals, Inc., a Delaware corporation (“Private NeuroBo”), entered into an exclusive license agreement with the Reporting Person for an exclusive, royalty-bearing, worldwide (except for the Republic of Korea) license to make, use, offer to sell, sell and import products covered by certain intellectual property rights of the Reporting Person in its proprietary compound designated as DA-9801 (NB-01). In connection with obtaining the license, Private NeuroBo paid the Reporting Person total consideration of $2.3 million consisting of a one-time upfront license fee and shares of Private NeuroBo common stock.

On January 18, 2018, Private NeuroBo entered into an asset acquisition agreement (the "Acquisition Agreement"), as amended, with the Reporting Person for NB-02 for the treatment of neurodegenerative disorders. Under the terms of the Acquisition Agreement, Private NeuroBo has the rights to file an investigational new drug application, to conduct further clinical trials, and then produce, commercialize, and sell pharmaceuticals world-wide using NB-02. Private NeuroBo paid total consideration in cash and shares of Private NeuroBo common stock of $6.5 million in consideration for this compound.

On December 30, 2019, Private NeuroBo and GR Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gemphire Therapeutics Inc. (“Gemphire”), merged with and into Private NeuroBo, with Private NeuroBo continuing as a wholly-owned subsidiary of Gemphire and the surviving corporation of the merger (the “Merger”).

Immediately prior the closing of the Merger, the Reporting Person was a stockholder of Private NeuroBo. Pursuant to the Merger, the capital stock of Private NeuroBo previously held by the Reporting Person was converted into an aggregate of 2,880,612 shares of Common Stock.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 hereof is incorporated by reference into this Item 4, as applicable.

On March 9, 2021, the Reporting Person entered into a Voting Agreement (the “Voting Agreement”) with The E&Healthcare Investment Fund II (“E&H II”), The E&Healthcare Investment Fund No. 6 (“E&H 6”) and The E&Healthcare Investment Fund No. 7 (“E&H 7”, and together with E&H II and E&H 6, “E&H” and, collectively with the Reporting Person, the “Stockholders”). Pursuant to the terms of the Voting Agreement and subject to the terms and conditions thereof, each Stockholder agreed, among other things, to vote the shares of Common Stock of the Issuer owned by the Stockholders together with any other shares of Common Stock of the Issuer that become beneficially owned by the Stockholders until the termination of the Voting Agreement (the “Owned Shares”) (a)(i) in favor of the one (1) Class II director specified by E&H and two (2) Class II directors specified by the Reporting Person at the Issuer’s 2021 Annual Meeting of Stockholders (the “2021 Annual Meeting”) and (ii) at the Issuer’s 2022 Annual Meeting of Stockholders (the “2022 Annual Meeting”) for such number of directors specified by the Reporting Person as would, together with any Class II directors specified by the Reporting Person remaining on the board of directors (the “Board”) of the Issuer, represent a majority of the members of the Board, (b) in favor of any proposal submitted to the Issuer’s stockholders in connection with a transaction that has been approved by the Board providing for the contribution by the Reporting Person of the DA Products (as defined below) and (c) in favor of any proposal submitted to the Issuer’s stockholders providing for the declassification of the Board.

The Voting Agreement is terminable upon the earlier to occur of (i) April 30, 2023 and (ii) the date that is thirty (30) days following the delivery of a written termination notice from the Reporting Person to E&H; provided that the Reporting Person is not entitled to deliver any such written notice prior to the conclusion of the 2021 Annual Meeting. In the event that the Reporting Person terminates the Voting Agreement prior to the 2022 Annual Meeting, the Reporting Person is obligated to (i) vote all of its Owned Shares for directors specified by E&H in connection with the election of directors at the Issuer’s 2022 Annual Meeting or any other meetings of stockholders of the Issuer at which directors are elected until the Issuer’s 2023 Annual Meeting of Stockholders (the “2023 Annual Meeting”), (ii) request the resignation of the directors specified by the Reporting Person on timing specified by E&H and (iii) request that the directors specified by the Reporting Person, only to the extent consistent with, and not in violation of, (x) such director’s fiduciary duties to the Issuer and its stockholders and (y) any applicable (including civil) law, cooperate in good faith with E&H.

CUSIP NO. 64132R107	Page 5 of 9 Pages

Subject to certain exceptions, each Stockholder agreed, during the term of the Voting Agreement, not to (a) sell, transfer or dispose of, any of the Owned Shares, (b) grant proxies or powers of attorney, deposit any Owned Shares into a voting trust or enter into a voting agreement with respect to any Owned Shares, (c) take any action that would cause such Stockholder’s representations or warranties to no longer be true and correct or prevent such Stockholder from performing its obligations or (d) agree to take any of the foregoing actions.

The Reporting Person agreed to submit to the Issuer, by the record date for the 2022 Annual Meeting, a binding offer to contribute to the Issuer the DA-1241, DA-1726 and DA-7010 products (the “DA Products”) on reasonable terms and conditions.

Additionally, the Reporting Person agreed, in the event that E&H is not able to sell all of its Owned Shares without volume restrictions as of December 31, 2022 following the consummation of a transaction between the Issuer and the Reporting Person providing for the contribution of the DA Products to the Issuer, to provide E&H with a put right, exercisable after December 31, 2022 and prior to January 31, 2023, requiring the Reporting Person to acquire from E&H, at a price per share equal to the trailing twenty (20) day volume weighted average price per share of Common Stock, such number of shares of Common Stock held by E&H in excess of 9.9% of the outstanding shares of Common Stock at such time.

The foregoing summary of the Voting Agreement does not purport to be a complete description of the terms and conditions of such agreement, and such description is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 1, and is incorporated herein by reference.

The Reporting Person intends, together with E&H and as contemplated by the Voting Agreement, to nominate a slate of directors to be elected to the Board at the Issuer’s 2021 Annual Meeting and 2022 Annual Meeting and propose the declassification of the Board. The Reporting Person may take any other action legally permitted in furtherance of these goals. To accomplish these goals, the Reporting Person intends to seek the proxy of a legally sufficient number of shares of Common Stock to take the proposed corporate actions.

According to the Issuer’s public filing, the Board consists of seven directors, three of whom are serving terms that will expire at the 2021 Annual Meeting, and two of whom are serving terms that will expire at the 2022 Annual Meeting. If individuals nominated by the Stockholders to stand for election as directors at the 2021 Annual Meeting and/or the 2022 Annual Meeting (the “Stockholders’ Nominees”) are elected to the Board, the Stockholders’ Nominees will have substantial influence on Board decisions, including decisions regarding management of the Issuer, the Issuer’s development opportunities, and any offer by the Reporting Person to contribute the DA Products to the Issuer pursuant to the Voting Agreement. Because a majority of the Board are to be elected at the 2021 and 2022 Annual Meetings, the Reporting Person believes that the 2021 and 2022 Annual Meetings present the Issuer’s shareholders with an important opportunity to ensure that the Issuer capitalizes on the value of its development opportunities while properly identifying and managing the risks associated with those ventures.

It is anticipated that the 2021 Annual Meeting will be held on or about June 18, 2021, and the deadline for giving the Issuer notice of director nominations is March 20, 2021. The Reporting Person cautions the Board not to take any steps to eliminate the Issuer’s shareholders’ opportunity to elect three of the seven members of the Board at the 2021 Annual Meeting, and to elect a majority of the Board at both the 2021 and 2022 Annual Meetings, and the Reporting Person further warns the Board that if any such steps are taken the Reporting Person will seek to hold the Board to account.

Additionally, as contemplated by the Voting Agreement, the Reporting Person intends to make a proposal to the Issuer, prior to the 2022 Annual Meeting, to contribute the DA Products to the Issuer. The proposed consideration in exchange for such contribution of DA Products may be shares of Common Stock, which could result in a change in control of the Issuer in the event that such proposed transaction is consummated.

CUSIP NO. 64132R107	Page 6 of 9 Pages

The Reporting Person intends to review its investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to its investment in the Issuer as they deem appropriate, which may include further discussions with the Issuer regarding matters previously disclosed in this Schedule 13D as well as seeking direct discussions with, and changes or additions to, the Board. These actions may include, without limitation: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into shares of Common Stock, or are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) in the open market, in privately negotiated transactions, from the Issuer or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, the Reporting Person does not have any other present plans or proposals that relate to or would result in the matters listed in subsections (a) through (j) of Item 4 of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           The Reporting Person beneficially owns 2,880,612 shares of Common Stock. The ownership percentage is 13.0% (based upon 22,171,182 shares issued and outstanding, including (x) the 19,671,182 shares of Common Stock issued and outstanding as of January 14, 2021 as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on February 2, 2021 and (y) the 2,500,000 shares of Common Stock issued on January 21, 2021 as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on January 21, 2021).

(b)

Dong-A ST Co., Ltd.
(i)	Sole power to vote or direct the vote	2,880,612
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,880,612
(iv)	Shared power to dispose or to direct the disposition of	0

By virtue of the Voting Agreement, E&H II, E&H 6 and E&H 7 may be deemed to be members of a “group” with the Reporting Person. None of E&H II, E&H 6 or E&H 7 are reporting persons on this Schedule 13D, and any obligations they may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. To the extent that the Reporting Person may be deemed to beneficially own any shares of Common Stock held by E&H II, E&H 6 and E&H 7, the Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership thereof.

(c)          Other than as reported in Item 4, the Reporting Person has not effected any transactions in the Shares during the past sixty (60) days.

(d)          Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 hereof is incorporated by reference into this Item 6, as applicable.

CUSIP NO. 64132R107	Page 7 of 9 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1	Voting Agreement, dated as of March 9, 2021, by and among Dong-A ST Co., Ltd., The E&Healthcare Investment Fund II, The E&Healthcare Investment Fund No. 6 and The E&Healthcare Investment Fund No. 7

CUSIP NO. 64132R107	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2021	DONG-A ST CO., LTD.

	By:	/s/ Daesik Eom
Name: Daesik Eom
Title: CEO

CUSIP NO. 64132R107	Page 9 of 9 Pages

SCHEDULE I

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Daesik Eom	55, Naejeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea	Chairman and CEO of Dong-A ST (64, Cheonho-daero, Dongdaemun-gu, Seoul, Republic of Korea)	Republic of Korea

Joo Seob Rhee	88, Jamsil-ro, Songpa-gu, Seoul, Republic of Korea	Senior Managing Director of Dong-A ST	Republic of Korea

Sung Keun Lee	264, Gaepo-ro, Gangnam-gu, Seoul, Republic of Korea	Senior Managing Director of Dong-A ST	Republic of Korea

Keun Soo Kim	100, Jeongjail-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea	Outside Director of Dong-A ST Professor at College of Business School, Kyung Hee University (26, Kyungheedae-ro, Dongdaemun-gu, Seoul, Republic of Korea)	Republic of Korea

Hee Ju Choi	115, Dongjak-daero 29-gil, Dongjak-gu, Seoul, Republic of Korea	Outside Director of Dong-A ST Advisor of Yulchon LLC (521, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea)	Republic of Korea

Jae Sang Ryu	150, Samseong-ro, Gangnam-gu, Seoul, Republic of Korea	Outside Director of Dong-A ST Professor at College of Pharmacy, Ewha Womans University (52, Ewhayeodae-gil, Seodaemun-gu, Seoul, Republic of Korea)	Republic of Korea

Hak Joon Kim	150, Jamwon-ro, Seocho-gu, Seoul, Republic of Korea	Outside Director of Dong-A ST Administrative Agent at and Representative of PA-Partners Joint Administrative Office	Republic of Korea